SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO-I/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2 – FINAL AMENDMENT

Bradley Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Bradley Pharmaceuticals, Inc.
(Name of Filing Person (Offeror))

Options to Acquire Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

Common Stock: 104576103
(CUSIP Number of Class of Securities)

Paul B. McGarty
President and Chief Executive Officer
Bradley Pharmaceuticals, Inc.
383 Route 46 West,
Fairfield, NJ 07004-2402
(973) 882-1505
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Steven Khadavi, Esq.
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177
(212) 415-9376

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,647,900	$262.00

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that options to acquire an aggregate of 1,204,205 shares of common stock are purchased at the purchase price applicable to each option. This offer relates to 1,023,645 options with exercise prices below $20.00 ranging from $1.125 to $19.45, for which we will pay the difference between $20.00 and the exercise price, and 180,600 options at exercise prices greater than $20.00, for which we will pay $0.35 per option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per

$1,000,000 of the transaction valuation.
**	Previously Paid

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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        This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 17, 2008, as previously amended, relating to our offer to the optionholders of Bradley Pharmaceuticals, Inc. (“Bradley”) to tender options (whether vested or unvested) that have not expired and are outstanding under Bradley’s 1990 Employee Stock Option Plan and 1999 Stock Option Plan, all as amended to date (“Eligible Options”), in exchange for a cash payment, upon the terms and subject to the conditions described in the Offer to Purchase, the related cover letter, the Form of Election to Tender Eligible Options, and the Form of Notice of Withdrawal, all dated January 17, 2008, as amended.

Item 1. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to provide the following information:

        The offer expired at 5 p.m., New York City Time, on February 19, 2008. Upon expiration of the offer, options to purchase 1,204,245 shares of common stock, constituting 100% of the eligible options, were validly tendered and not withdrawn. Bradley has accepted for payment all validly tendered eligible options. On February 21, 2008, the merger of Bradley with Phase Merger Sub Inc. was consummated, and all conditions to the offer have been satisfied. Accordingly, Bradley will promptly pay each optionholder the cash consideration for each validly tendered eligible option specified in the Offer to Purchase.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRADLEY PHARMACEUTICALS, INC.

By:	/s/ Paul B. McGarty
Name: Paul B. McGarty Title: President and Chief Executive Officer

Dated: February 21, 2008

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